BRAVO RESOURCE PARTNERS LTD.
4155 E. Jewell Ave., Suite 500
Denver, Colorado 80222

November 16, 2006

Mr. David R. Humphrey
   Accounting Branch Chief
Mr. Lyn Shenk
   Assistant Chief Accountant
Ms. Beverly A. Singleton
   Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bravo Resource Partners Ltd.
Supplemental response letter dated September 29, 2006 regarding
The Form 10-KSB for fiscal year ended July 31, 2005 and Forms
10-QSB for qtrs ended October 31, 2005, January 31, 2006, and
April 30, 2006
File No. 0-30770

Dear Mr. Humphrey, Mr. Shenk, and Ms. Singleton:

On November 3, 2006, we responded to your October 10, 2006 letter by stating that we will comply with the requests made in both the October 10, 2006 letter and the September 29, 2006 letter. We are sending this additional letter to provide the information you have requested. The response numbers correspond to the numbered paragraphs in your October 10, 2006 letter.

1.
RESPONSE: On November 6, 2006, we filed our supplemental response letter to the SEC dated September 29, 2006, on EDGAR as correspondence.

2.
RESPONSE: We confirm that we will disclose the information in our prior response to comment 4 in our fiscal year ended July 31, 2006 10KSB in the MD&A as pertaining to the activity occurring for fiscal year 2005.

3.
RESPONSE: The following are the transaction entries for the dealings with State Financial Holdings, Inc., recorded from the period of January 2004 through the October 2004 settlement period with explanation following each entry:

		DR	CR

2/1/2004	Debt Receivable	60,000.00
	Payable to State Financial Holding		60,000.00

	puchased rights to recievables via State Financial Holdings contract, $80,310CND, fx=.747105

3/23/2004	Payable to State Financial Holding	11,357.10
	Cash		11,357.10

	1st Payment on $60k Debt ($15,127.65 CND) fx=.750751

5/28/2004	Payable to State Financial Holding	5,000.00
	Cash		5,000.00

	pymt on $60k, $6,833 CND, fx=.731743

10/18/2004	Payable to State Financial Holding	7,500.00
	Cash		7,500.00

	pymt on $60k, $500 US, fx=.731743

10/18/2004	Note Payable to State Financial Holding	10,000.00
	Payable to State Financial Holding	36,142.90
	Gain on debt settlement		46,142.90
	Note Payable to State Financial Holding	297.38
	Gain on debt settlement		297.38

	debt portfolio transferred to State Financial in exchange for release of debt

4.
RESPONSE: Bravo had two agreements with State Financial Holdings, Inc. Pursuant to the first agreement (January 2004), Bravo did not invest any money but only agreed as follows:

"Bravo will service debt portfolios purchased by State. Upon receipt of payments  on the debt portfolios, Bravo will pay State the amount invested plus a fee of  $10,000 USD. Bravo will retain the remaining payment amounts and debt  portfolio after satisfying the payment to State."

As a result of the second agreement (April 2004), Bravo invested $12,131.57USD, and State invested $10,000 USD for the purchase of a debt portfolio. The agreement provides in pertinent part as follows:

"Bravo will conduct recovery services on approximately $500,000 USD Face  Value. State will pay $10,000.00USD toward the purchase of the debt portfolio.  State will receive ten percent interest on the amount it invests from the recovery.  Bravo will pay the remaining purchase price of the debt portfolio and shall retain  the debt portfolio as its property including all recovery on the debt portfolio other  than the aforementioned payment to State."

Copies of the two agreements quoted are included with this letter.

We will reclassify the investing line items "acquisition of receivable portfolios" and "collection of receivable portfolios" to operating activities as requested. None of the amounts invested in these receivables portfolios were an investment in State Financial Holdings, Inc., or in a joint venture; the amount invested was in the debt portfolio itself.

The reconciliation of the line items on the Consolidated Statement of Cash Flows for July 31, 2005, relating to the receivables portfolios (viz., "Write-down of receivables portfolio," "Acquisition of receivables portfolios," and "Collection of receivables portfolios") and Note 3 to the Financial Statements (which deals with the receivables portfolios) is as follows: The "Write-down" shown on the Cash Flow Statement ($48,367US) corresponds to the write down described in Note 3, para. 2 ($65,978Cdn).
[$65,978 Cdn @ 0.73 foreign exchange rate = $48,367 US.]
The "Collection" shown on the Cash Flow Statement ($24,139US) corresponds to the amount collected stated in Note 3, para. 2 ($32,928Cdn).
[$32,928 Cdn @ 0.73 foreign exchange rate = $24,139 US.]
The language in Note 3, para. 2, states the amounts in Canadian dollars but the Financial Statements are presented in US dollars.

5.
RESPONSE: We plan to recover the investment in the two television series when those series are sold. The amounts invested were used to complete the production of the pilots. Once those pilots are completed, they will be shopped to television networks and cable channels. The company will recoup its investment and the negotiated return on that investment once the series are sold.

The company entered into a contract with Alpine Pictures, Inc., to purchase equipment at the appraised value from an appraisal by an independent third party. In October 2006, the contract was rescinded after the company was unable successfully to create income from the equipment. Copies of the original contract and the rescission agreement are attached.

We will disclose our policy for assessing the impairment of long-lived assets and for investments in our significant accounting policies as requested.

6.
RESPONSE: The negotiated contract price for the assets purchased from Alpine Pictures, Inc., was determined from an independent third-party appraisal of those assets that was obtained by Alpine Pictures, Inc., prior to the sale. We are unaware of Alpine Pictures, Inc.'s historical cost for those assets. The contract was negotiated by directors and officers who were not related to Alpine Pictures, Inc., at the time of the contract. For these reasons, we believe the assets were correctly booked at the contract price which is the fair market value of the assets; we cannot determine whether the contract price/fair market value is different than the historical cost. Finally, the company entered into a rescission agreement with Alpine Pictures, Inc., in October 2006 relating to this asset acquisition agreement.

7.
RESPONSE: Attached is a copy of the Form 8-K regarding Davidson & Company.

8.
RESPONSE: We will make the suggested disclosures in our filings.

9.
RESPONSE: We will make sure the CEO and CFO both conclude on the effectiveness of our disclosure controls and procedures.

10.
RESPONSE: We acknowledge that

-	the company is responsible for the adequacy and accuracy of the disclosure in this filing and the prior (09-29-2006) filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

11.
RESPONSE: The company no longer provides consultation and administrative services to Box Office Productions II, LLC, ("BOP II"); the arrangement was intended as a short-term arrangement to assist the company in its efforts to become active in the entertainment industry while providing BOP II with services it required. The arrangement ended in June 2006, and we do not expect to have similar agreements in the future. For these reasons, we believe the services were properly reflected as "other income."

12.
RESPONSE: We will disclose our response in future filings as requested. No further investment is required and the contract is fully executed at this time.

13.
RESPONSE: We will disclose our response in future filings as requested.

To restate our consent, we will comply with the comments in the supplemental response letter (dated October 10, 2006). Please forward all future correspondence to the address listed above. I do not receive mail sent to the South Peoria Street address to which the supplemental response was sent. We thank you for the review and the courtesy of your dealings with us. I look forward to working with you.

Sincerely,

                        /s/ Ernest Staggs
                        Ernest Staggs
                        Chief Financial Officer
                Bravo Resource Partners Ltd.

AGREEMENT

State Financial Holdings, Inc. (hereinafter “State”), a Colorado corporation, and Bravo Resource Partners, Ltd. (hereinafter “Bravo”), a Yukon corporation, enter into this Agreement to jointly purchase consumer credit card debt and for Bravo to provide recovery services on the portfolio.

WHEREAS State intends to purchase debt portfolios for collection services, but State does not have the resources or capacity to collect thereon, and

WHEREAS Bravo is currently has employed recovery specialist(s) to perform collection services.

WHEREAS Bravo and Sate have funds available to purchase a debt portfolio.

NOW THEREFORE in consideration of the mutual covenants and promises set forth herein, State and Bravo agree as follows:

Bravo will conduct recovery services on approximately $500,000 USD Face Value. State will pay $10,000 USD toward the purchase of the debt portfolio. State will receive ten percent interest on the amount it invests from the recovery. Bravo will pay the remaining purchase price of the debt portfolio other than the aforementioned payment to State.

The parties may enter into further agreements as are mutually beneficial to them.

The parties agree to obtain the proper resolutions as are required to adopt the foregoing Agreement.

Dated this 14th day of April, 2004.

/s/ Ernest Staggs     /s/ Tyrone Carter
State Financial Holdings, Inc.    Bravo Resource Partners, Ltd.
By Ernest Staggs      By Tyrone Carter
As President and not Individually   As President and not Individually

ASSET PURCHASE AGREEMENT

This agreement is made by and among Alpine Pictures, Inc. (“Seller”), a California corporation, and Bravo Resource Partners, Ltd. (“Buyer”), a Yukon corporation, for the purpose of establishing an agreement of sale and purchase of certain assets between Seller and Buyer.

RECITALS:

WERHEAS, Seller desires to sell to Buyer desires to purchase from Seller certain assets (the “Assets”) generally described as duplicating, editing, and graphics equipment.

NOW, THEREFORE, in consideration of the forgoing premises and the mutual covenants herein contained, the parties, intending to be legally bound, agree as follows:

AGREEMENT

ARTICLE I

Sales and Purchase of Assets

Upon the terms and conditions set forth in this Agreement, Seller agrees to sell, transfer, convey, and assign to Buyer, and Buyer agrees to purchase from Seller, at the time of the closing hereinafter provided for:

(1)   Avid 3-D Effects module
(2)  Avid disc duplicator
(3)  Technic DAT machine
(4)  Tascam DA-30MK II DAT recorder
(5)  Sony Duel tape deck
(6)  Sony UVW-1800 video cassette recorder
(7)  Sony video cassette recorder
(8)  Silicone graphics machine
(9)  ProTools
(10)  Mac operating systems
(11)  Work station
(12)  Editing desk

ARTICLE II

Purchase Price and Payment

Section 2.01. The total purchase price (hereinafter referred to as the “Purchase Price”) for the Assets is two hundred, eleven thousand, seven hundred and seventeen dollars ($211,717).

Section 2.02. The Purchase Price shall be paid by Buyer issuing Seller a promissory note for $211, 717 with 8% interest.

ASSET PURCHASE AGREEMENT - Page 5

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ARTICLE III

Closing

Section 3.01. The closing of the purchase and sale of the Assets of Seller’s Business shall take place at Seller’s place of business, on or before June 27, 2005, or at such other time as is agreeable to the parties hereto.

Section 3.02. At the closing, Seller will cause all of the following to be delivered to Buyer;

(a) Executed copies of all documents required pursuant to the provision of this Agreement in order to consummate this transaction.

(b)  Such instruments of conveyance, negation, assignment, and/or transfer as Buyer may reasonably request to accomplish the transfer of the ownership of the purchased assets to Buyer, including, but not limited to fully and completely transfer to Buyer those assets, rights, deposits and claims to which Buyer is entitled under the terms of this Agreement.

ARTCLE IV

Representations and Warranties

Section 4.01 Seller represents, warrants, and agrees to and with Buyer as follows:

(a) Seller has the full and unrestricted right and power (i) to make and give, and to bind itself by these representations, warranties, and agreements, and (ii) to sell, transfer, convey, and assign the Assets Buyer.

(b) Seller has or will have at the date of closing good and merchantable title (and complete right of possession) to all of the assets to be transferred hereunder, and will transfer and convey the assets to Buyer, free of all liens, claims, encumbrances, and charges whatsoever. The instruments of assignment and transfer delivered by Seller on the date of the closing will be adequate to convey all rights of Seller in and to the Assets purchased hereunder. The Assets will be conveyed to Buyer by Seller on the date of closing in an “AS IS” condition.

(c) There is no agreement presently in effect between Seller and any person, organization, corporation, or other entity (except with Buyer pursuant hereto) pursuant to which Seller will, upon the occurrence of certain conditions, sell, transfer, convey, assign, or in any way encumber the Assets.

(d) Neither the execution nor the delivery nor the performance of this Agreement will violate any provisions of Federal, state, or local law, any order of any court or other governmental agency or authority, whether Federal, state or local, or any agreement or other instrument to which Seller is a party or by which Seller is bound. This Agreement constitutes the legal, valid, and binding obligations of Seller, enforceable in accordance with its terms.

ASSET PURCHASE AGREEMENT - Page 5

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(e) No consent or approval by any governmental agency or authority or non-governmental person or entity is required in connection with the execution, performance, and delivery by Seller of this Agreement or the consummation by Seller of the transactions contemplated herein.

Section 4.02 Buyer represents and agrees with Seller that, with respect to the assignment to Buyer, the execution, delivery, and performance of this Agreement by Buyer (including the execution of all documents incident to the consummation of the transactions contemplated herein) will not violate any agreement or other instrument to which Buyer is a party or by which it is bound.

ARTICLE V

Covenants

Section 5.01. Seller covenants and agrees that, except as may otherwise be consented to or approved by Buyer in writing, Seller will not sell or otherwise dispose of any Records and Lists.

Section 5.02. Buyer covenants and agrees that it:

(a) will obtain consents, authorizations, or approvals of any governmental or non-governmental entity necessary for the consummation of the transactions contemplated by this Agreement; and

(b) will promptly do all such reasonable acts and take all such reasonable measures as may be appropriate to enable it to perform the agreements, obligations, and

ARTICLE VI

Assignment

No party hereto shall have the right to assign all or any portion of the obligations, duties, and benefits of this Agreement without the prior written consent of the other party.

ARTICLE VII

Brokers and Expenses

Each party hereto represents to the other that it has not authorized any broker or finder to act on its behalf in connection with the sale and purchase hereunder and that it has not dealt with any broker or finder purporting to act for any other party. Each party hereto agrees to indemnify and hold harmless the other party from and against any and all liabilities, costs, damages, and expenses of any kind or character arising from any claims for brokerage or finder’s fees, commissions, or other similar fees in connection with the transactions contemplated herein insofar as such claims shall be based upon alleged arrangements or agreements made by such party or on its behalf.

ASSET PURCHASE AGREEMENT - Page 5

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ARTICLE VII

Default and Remedies

Section 8.01. Seller shall be deemed in default hereunder upon the occurrence of any one or more of the following events:

(a) Any of Seller’s warranties or representations set forth herein are untrue when made or at closing and are determined to be material; or

(b) Seller fails to meet, comply with, or perform any covenant, agreement, or obligation on its part required within the time limits and in the manner required in this Agreement.

Section 8.02. Buyer shall be deemed to be in default hereunder if Buyer fails to deliver, at the closing, any of the items specified in Section 2.02 of this Agreement or any other provision hereunder or termination of this Agreement prior to closing without cause.

Section 8.03. In the event Seller is determined to be in default hereunder, Buyer may, at Buyer’s sole option, do any one of the following:

(a) Terminate this Agreement by written notice delivered to Seller on or before the closing; or

(b) Enforce specific performance of this Agreement against Seller.

Section 8.04. In the event Buyer is deemed to be in default hereunder, Seller may, at Seller’s sole option, do any one of the following:

(a) Terminate this Agreement by written notice delivered to Buyer on or before the closing; or
(b) Enforce specific performance of this Agreement against Buyer.

ARTICLE IX

Miscellaneous

Section 9.01. Any notices, requests, demands, or other communications hereunder shall be in writing and shall be deemed to have been duly given when mailed by United States mail, postage pre-paid, registered or certified mail, to the following address:

If to Buyer: Ernest Staggs
4155 E. Jewell Ave., Ste 500
Denver, CO 80222

If to Seller: Rene Torres
3500 W. Magnolia Blvd.
Burbank, DA 91505

ASSET PURCHASE AGREEMENT - Page 5

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Either party hereto may change its address for notification purposes by giving notice thereof in writing, as aforesaid.

Section 9.02. All representations, warranties, covenants, and agreements included or provided in this Agreement or any exhibit hereto or instrument of transfer or other certificate or document delivered pursuant hereto, shall survive the closing.

Section 9.03. Each party hereto shall from time to time after closing, at the reasonable request of the other party and without further consideration, execute and deliver such further instruments of conveyance, assignment, and transfer and take such other action as the other may reasonably request in order to more effectively convey and transfer the assets conveyed hereunder and otherwise to effect the objectives hereof.

Section 9.04. This Agreement constitutes the entire agreement between the parties and there are not representations, warranties, or convents except as provided herein.

This Agreement supersedes all prior agreements, understanding, negotiations, and discussions, whether written or oral. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, and heirs. Nothing in this Agreement is intended or shall be construed to confer upon or give any person other than the parties hereto, and their successors, assigns and heirs, any rights or remedies under or by reason of this Agreement.

Section 9.05. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California.

Section 9.06. Any waiver by any party of any violation of, breach of, or default under any provision of this Agreement shall not be construed as or constitute a waiver of any such party’s rights under any provision of this Agreement.

Section 9.07. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.08. Seller asserts, warrants, and guarantees to Buyer that Seller will not have any further claim against the assets being transferred to Buyer at the time of closing nor will it thereafter have any claim of any nature against Buyer following closing, except as to the payment of the Purchase Price.

ASSET PURCHASE AGREEMENT - Page 5

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed to be effective as of the 24th day of June, 2005.

SELLER:

ALPINE PICTURES, INC.
a California corporation

By: /s/ Mark Savoy
Name: Mark Savoy
Title CEO

BUYER:

BRAVO RESOURCE PARTNERS LTD
a Yukon, Canada corporation

By: /s/ Ernest Staggs
Name: Ernest Staggs
Title President

ASSET PURCHASE AGREEMENT - Page 5

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Rescission Agreement

In consideration of ten dollars and no cents ($10.00), Alpine Pictures Inc. and Bravo Resource Partners, Ltd. mutually agree to rescind the Asset Purchase Agreement signed on June 24, 2005 for duplicating, editing and graphics equipment (AVID) used in the film production industry. All equipment has been returned and accepted without warranties. It is agreed that the rescission is in the best interest of both companies.

1. Each of the parties hereto herby convenient and agree to execute such further and other documents and instruments, and to do such further and other things, as may be necessary to implement and carry out the intent of this Agreement.

2. This Agreement shall be governed by the laws of the State of California and of the United States of America.

3.  This Agreement has been approved by the bard of directors of Bravo and Alpine, and the undersigned executing this Agreement on behalf of Bravo and Alpine has all necessary corporate and other authority to do so and contemporaneous with the execution of this Agreement.

ALPINE PICTURES, INC.    BRAVO RESOURCE PARTNERS LTD

By: /s/ Mark Savoy     By: /s/ Tyrone Carter

Mark Savoy, CEO      Tyrone Carter
(Printed name above)     (Printed name above)

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

November 15, 2006

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
USA 20549

Dear Sir and/or Madam:

We have read the statements about our firm included under Item 4 in the Form 8-K dated November 8, 2006 of Bravo Resource Partners, Ltd. filed with the Securities and Exchange Commission and are in agreement with the statements contain therein.

Yours truly,

“DAVIDSON & COMPANY LLP”

DAVIDSON & COMPANY LLP
Chartered Accountants
A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2006

BRAVO RESOURCE PARTNERS LTD.
(Exact name of registrant as specified in its charter)

Yukon, British Columbia	0-30770	04-3779327
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2993 S. Peoria Street, Suite 302
Aurora, Colorado 80014
(Address of principal executive offices) (Zip Code)

Registrant's telephone number including area code: (303) 261-1370

_____________________________________________________________
(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant’s Certifying Accountant.

Effective February 23, 2005, Dohan and Company, CPAs, replaced Davidson & Company LLP as the Registrant’s auditors, subsequent to the resignation of Davidson & Company LLP. The change in auditors was recommended and approved by the Company's board of directors.

The reports of Davidson & Company LLP on the financial statements for the fiscal years ended July 31, 2003 and 2004 contained no adverse opinion or disclaimer of opinion, audit scope or accounting principle.

In addition, during such fiscal years: (1) no disagreements with Davidson & Company LLP have occurred on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson & Company LLP would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements; (2) no reportable events involving Davidson & Company LLP have occurred that must be disclosed under applicable securities laws.

The Registrant has requested Davidson & Company LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as Exhibit 16 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

A. Financial Statements

None

B. Exhibits

16	Letter from Davidson & Company

Cautionary Statement for Purposes of the "Safe Harbor "Provisions of the Private Securities Litigation Reform Act of 1995.

The matters discussed in this report on Form 8-K, when not historical matters, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Such factors include, among others, the willingness and ability of third parties to honor their contractual obligations, the availability of equipment and qualified personnel, the decisions of third parties over which the Company has no control, commodity prices, environmental and government regulations, availability of financing, judicial proceedings, force majeure events, and other risk factors as described from time to time in the Company's filings with the SEC. Many of these factors are beyond the Company's ability to control or predict. The Company disclaims any intent or obligation to update its forward-looking statements, whether as a result of receiving new information, the occurrence of future events, or otherwise.

2

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

BRAVO RESOURCE PARTNERS, LTD.

Date: November 15, 2006	By:	/s/ Tyrone R. Carter
	Name:	Tyrone R. Carter
	Title:	Director

3

Exhibit 99.1

DAVIDSON & COMPANY LLP                Chartered Accountants       A Partnership of Incorporated Professionals

November 15, 2006

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
USA 20549

Dear Sir and/or Madam:

We have read the statements about our firm included under Item 4 in the Form 8-K dated November 8, 2006 of Bravo Resource Partners, Ltd. filed with the Securities and Exchange Commission and are in agreement with the statements contain therein.

Yours truly,

“DAVIDSON & COMPANY LLP”

/s/ Davidson & Company LLP
DAVIDSON & COMPANY LLP
Chartered Accountants
A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172